EQUUS TOTAL RETURN, INC.

May 5, 2016

VIA EDGAR

Mr. James O’Connor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Telephone: (202) 551-6943

email: o’connorj@sec.gov

Re:	Amendment No. 1 to Definitive Proxy Statement

of Equus Total Return, Inc. (the “Fund”) (File No. 814-0098)

Dear Mr. O’Connor:

We have filed today with the U.S. Securities and Exchange Commission, via EDGAR, Amendment No. 1 to the Definitive Proxy Statement of the Fund. If you have any questions or comments concerning this filing, you may call my direct line at (801) 816-2511, respond via email at kdenos@equuscap.com, or may send me comments via facsimile at the number below.

Sincerely,

/s/ Kenneth I. Denos

Kenneth I. Denos

Secretary and Chief Compliance Officer

Equus Total Return, Inc.